                                                                    Exhibit 99.3



                                                           [English Translation]

                                                               September 9, 2003

                                                                 Fair Disclosure

                              HANARO TELECOM, INC.
                         2003 AUGUST SUBSCRIBER NUMBERS

1.   BROADBAND

-----------------------------------------------------------------------------
             Products                          Number of Subscribers
-----------------------------------------------------------------------------
      Residential           ADSL                                   1,147,110
                            Cable Modem                            1,616,256
-----------------------------------------------------------------------------
                            SUB-TOTAL                              2,763,366
                            -------------------------------------------------
      Corporate             ADSL                                      19,607
                            Cable Modem                                2,480
                            -------------------------------------------------
                            SUB-TOTAL                                 22,087
-----------------------------------------------------------------------------
      VDSL                                                           134,760
-----------------------------------------------------------------------------
      LMDS                                                            33,477
-----------------------------------------------------------------------------
      Wireless LAN (Note 1)                                           18,439
-----------------------------------------------------------------------------
              TOTAL                                                2,972,129
-----------------------------------------------------------------------------
           Net Addition                                                1,732
-----------------------------------------------------------------------------


2.   VOICE

-------------------------------------------------------------------------------
                             Products                            August
-------------------------------------------------------------------------------
        Residential                                                    719,212
-------------------------------------------------------------------------------
        Corporate                                                      269,833
-------------------------------------------------------------------------------
        VoIP                                                            27,341
-------------------------------------------------------------------------------
              TOTAL                                                  1,016,386
-------------------------------------------------------------------------------
           Net Addition                                                 -4,824
-------------------------------------------------------------------------------


3.   LEASED LINE

-------------------------------------------------------------
                    Products                      August
-------------------------------------------------------------
        Leased line                                    3,336
------------------------------------------------------------
        Internet dedicated                             3,390
-------------------------------------------------------------
        LMDS(I/D)                                         12
-------------------------------------------------------------
        Wireless Internet Dedicated                      248
-------------------------------------------------------------
        International Leased Line                         42
-------------------------------------------------------------
              TOTAL                                    7,028
-------------------------------------------------------------
           Net Addition                                 -300
-------------------------------------------------------------


4.   GRAND TOTAL

------------------------------------------------------
                                      August
------------------------------------------------------
              Total                       3,995,543
------------------------------------------------------
           Net Addition                      -3,392
------------------------------------------------------


Note 1): Based on number of IDs, Wireless LAN has 34,933 subscribers